Reply to the Attention of	Michael T. Shannon
Direct Line	604.893.7638
Direct Fax	604.893.2381
Email Address	michael.shannon@mcmillan.ca
Our File No.	249420
Date	September 5, 2018

Via EDGAR correspondence

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Healthcare & Insurance

100 F Street, N.E.

Washington, D.C.

United States of America 20549-4628

Attention: Andi Carpenter and Kevin Vaughn

Dear Sirs/Mesdames:

Re:	Body and Mind, Inc.
Registration Statement on Form 10-12G File No. 000-55940

We are counsel for and write on behalf of Body and Mind, Inc. (the “Company”) in response to the United States Securities and Exchange Commission’s (the “Commission”) letter of June 30, 2018 (the “Comment Letter”).

On behalf of the Company we are furnishing to the Commission herewith, via the EDGAR system, an Amendment No. 1 to the Company’s registration statement on Form 10 filed on June 1, 2018 (the “Form 10 Amendment”).

On behalf of the Company we provide below our item-by-item responses to the comments made in the Commission’s Comment Letter. We confirm that the factual information provided herein relating to the Company has been made available to us by the Company. We also confirm that paragraph numbering used for each response hereinbelow corresponds to the paragraph numbering used in the Commission’s Comment Letter, and that the page numbering referred to in the Company’s responses corresponds to the page numbering in the Form 10 Amendment.

Commission Comment:

Registration Statement on Form 10, Filed June 1, 2018

Item 1. Business

General, page 3

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September 5, 2018 Page 2

1.	We note your discussion on pages 4-5 of various obligations you have to issue shares, including shares underlying subscription receipts and warrants, and/or make cash payments related to your acquisition of NMG and equity financings. We note that certain of these payments and/or share issuances appear to be due within 15 months of August 10, 2017. Please clearly state the total number of shares that may be issued pursuant to your various obligations and the date by which you must issue such shares. Please include similar disclosure with respect to the total cash payments that you are obligated to make. Please discuss any plans to raise additional funds and how you expect to meet such obligations. Please also revise your related risk factor on page 16 to include dilutive effects relating to all potential issuances, and please add a risk factor relating to your obligation to make significant cash payments in the near future, including any material risks to the company if you do not make these payments.

Company Response:

The Company has an obligation to issue 352,000 shares to Toro Pacific Management Inc. pursuant to the acquisition of NMG. The details of these issuances including amounts and dates have been clearly explained under “Material Contracts” on page 14 and “Risks Related to Our Securities” on page 22. The Company has detailed the cash payments to be made pursuant to the Promissory Notes issued by the Company, to clarify the amounts the Company has revised the Registration Statement to include a table detailing each promissory note.

The Company expects to raise additional funds and meet its payment obligations either through equity financings, debt financing and/or business acquisitions. The Company anticipates utilizing the above to raise approximately $4,000,000 within the next six months. The funds will be used to pay the $2,175,000 in promissory notes due on or before February 2019, approximately $500,000 for dispensary construction in Ohio and the remainder to be used for general working capital.

As noted above the issuance to Toro Pacific Management Inc. is already included under “Risks Related to Our Securities” on page 22. The Company has revised the Registration Statement on page 17 to include a risk factor regarding its promissory notes payable.

Commission Comment:

Intercorporate Relationships, page 5

2.	We note your reference to your Pepper Lane North LLC strategic partnership. Please file this agreement or provide further analysis as to why you are not required to file this agreement as an exhibit pursuant to Item 601(b)(10) of Regulation S-K.

September 5, 2018 Page 3

Company Response:

The Company has now filed the Pepper Lane North LLC operating agreement (the “Operating Agreement” as Exhibit 10.12 to the Form 10 Amendment. In addition, the Company has now filed the lease termination agreement which it executed with the real estate group for the Nevada facility as Exhibit 10.13 to the Form 10 Amendment.

Commission Comment:

Description of Business, page 7

3.	Please expand your disclosure to include a plan of operations for the remainder of the fiscal year. Please also provide provide updates to each of the particular objectives you list on page 7. Given that you expect each objective to be complete within 60-90 days, please explain what steps you have taken for each objective, what necessary steps remain, and the remaining costs. Given the substantial payments due by you to certain shareholders in the near future, please explain how you plan to finance the objectives listed and meet your various payment obligations. Please also expand the disclosure of your growth initiatives including new product introductions, product licensing, third party extraction, and acquisitions to clarify what steps you have taken toward the accomplishment of these initiatives.

Company Response:

The Company has revised this section starting on page 8 in the Form 10 Amendment in accordance with the Commission Comment.

4.	Please revise to include a description of existing or probable governmental regulations on your business. To the extent applicable, please disclose the effects of the Food and Drug Administration regulations on your business, including any requirement for FDA approval of your products, as well as the effects of any material state or federal tax regulations specific to marijuana-related products. Please also disclose that your operations could be found in violation of the federal Controlled Substances Act. Refer to Item 101(h)(4)(ix) of Regulation S-K.

Company Response:

The Company has revised this section starting on page 10 in the Form 10 Amendment in accordance with the Commission Comment.

Commission Comment:

Principal Products and Services, page 8

5.	Please revise this section to disclose in greater detail your principle products and their pricing, distribution methods, competitive business conditions, and sources and availability of raw materials. Refer to Item 1 of Form 10 and Item 101(h)(4)(i) through (v) of Regulation S-K.

September 5, 2018 Page 4

Company Response:

The Company has revised this section starting on page 10 in the Form 10 Amendment to disclose in greater detail its principal products and pricing, distribution methods, competitive business conditions and sources and availability of raw materials.

6.	We note your statement that laws that legalize cannabis allow patients to consume cannabis for medicinal reasons with a doctor's recommendation subject to various requirements and limitations. Please disclose the requirements and limitations.

Company Response:

The Company has revised this section starting on page 12 in the Form 10 Amendment to disclose the requirements and limitations.

Commission Comment:

NMG Licenses, page 9

7.	We note that the licenses listed in this section will expire in 2018 or early 2019, with some expiring as soon as June 30, 2018. Please explain whether you are renewing such licenses and/or certificates, the status of such renewal, and any material impact on your business that could result from expiration of these licenses and/or certificates.

Company Response:

City of Las Vegas – Conditional Cultivation Business License

•	This license is to be renewed on a continuous basis
•	The renewal has been completed and its expiry date is January 1, 2019 (Submitted as Exhibit 99.10)
•	The impact of losing this license is very significant, as we would not be allowed to cultivation marijuana which would cause a dramatic decrease in revenues and force us to buy marijuana from a 3rd party to maintain our production license.
City of Las Vegas – Conditional Production Business License
•	This license is to be renewed on a continuous basis
•	The renewal has been completed and its expiry date is January 1, 2019 (Submitted as Exhibit 99.11)
•	The impact of losing this license is very significant, as we would not be allowed to produce marijuana concentrates and or edibles which would cause a dramatic decrease in revenues and force use stop all production related operations.

September 5, 2018 Page 5

Clark County Limited Business License

•	This license will be renewed on a continuous basis
•	The renewal has been completed and its expiry date is December 31, 2018 (previously submitted as Exhibit 99.9)
•	The impact of losing this license is significant as well, as we could not legally operate as a business in Clark County where our principal facility is located and operated

Nevada State Business License

•	This license is to be renewed on a continuous basis
•	The renewal has been completed and its expiry date is March 31, 2019 (Submitted as Exhibit 99.12)
•	The impact of losing this license is significant as well, as we could not legally operate as a business in the State of Nevada where our principal facility is located and operated

Nevada Medical Marijuana Program – State Certificate (Cultivation)

•	This license is to be renewed on a continuous basis
•	The renewal has been completed and its expiry date is June 30, 2019 (Submitted as Exhibit 99.13)
•	The impact of losing this license is very significant, as we would not be allowed to cultivation marijuana which will cause a dramatic decrease in revenues and force us to buy marijuana from a 3rd party to maintain our production license.

Nevada Medical Marijuana Program – State Certificate (Production)

•	This license is to be renewed on a continuous basis
•	The renewal has been completed and its expiry date is June 30, 2019 (Submitted as Exhibit 99.14)
•	The impact of losing this license is very significant, as we would not be allowed to produce marijuana concentrates and or edibles which would cause a dramatic decrease in revenues and force use stop all production related operations.

Nevada Marijuana Cultivation Facility License

•	This license is to be renewed on a continuous basis
•	The license was issued on July 1, 2017 and its expiry date is June 30, 2019 (Submitted as Exhibit 99.15)
•	The impact of losing this license is very significant, as we would not be allowed to cultivate marijuana which would cause a dramatic decrease in revenues and force us to buy marijuana from a 3rd party to maintain our production license.

Nevada Marijuana Product Manufacturing License

•	This license is to be renewed on a continuous basis
•	The license was issued on July 1, 2017 and its expiry date is June 30, 2019 (Submitted as Exhibit 99.16)
•	The impact of losing this license is very significant, as we would not be allowed to produce marijuana concentrates and or edibles which would cause a dramatic decrease in revenues and force us to stop all production related operations.

September 5, 2018 Page 6

Commission Comment

Material Contracts, page 10

8.	Please disclose the purpose of each of the Pooling Agreements, including the number of shares subject to each of the agreements and the material terms of such agreements. Please explain whether shareholders have voting and/or dispositive rights with respect to such shares.

Company Response:

The Company has revised this section starting on page 14 in the Form 10 Amendment to disclose the purpose of each of the Pooling Agreements, including the number of shares subject to each of the agreement, the material terms of such agreements and that the shareholders have voting rights with respect to the shares, but not dispositive rights until the shares are no longer subject to the terms of the Pooling Agreements.

Commission Comment:

Risks related to the Federal and State Regulations, page 15

9.	We note your statement that the Sessions Memorandum has had no meaningful impact on state-legal marijuana industries and it does not significantly alter the Justice Department’s goals. Please remove such statements from your risk factor as they suggest that the potential risk you are discussing does not exist. In the alternative, please tell us why you believe these statements are appropriate.

Company Response:

The Company has removed the statement that “the Sessions Memorandum has had no meaningful impact on state-legal marijuana industries and it does not significantly alter the Justice Department’s goals” on page 21 of the Form 10 Amendment.

Commission Comment:

Results of Operations

Results of Operations for the three month periods ended January 31, 2018 and 2017, page 18

10.	You disclose that you began recording sales during the period ended January 31, 2018 in the amount of $829,758. Please revise to discuss your revenue by product or by product category in order to identify the nature of the products sold, and discuss your expectations for future sales trends.

September 5, 2018 Page 7

Company Response:

The Company has revised this section starting on page 23 in the Form 10 Amendment for the three and nine month periods ended April 30, 2018 and 2017.

Commission Comment:

Item 4. Security Ownership of Certain Beneficial Owners and Management, page 26

11.	Please identify the natural person or persons who directly or indirectly exercise sole or shared voting and/or dispositive power with respect to the common stock held by The Rozok Family Trust and MBK Investments, LLC. Refer to Item 403 of Regulation S-K.

Company Response:

The Company has revised this section on page 33 in the Form 10 Amendment to identify the natural person or persons who directly or indirectly exercise sole or shared voting and/or dispositive power with respect to the common stock held by The Rozok Family Trust and MBK Investments, LLC.

Commission Comment:

Item 5. Directors and Executive Officers, page 27

12.	It appears that your executive officers are not working for you on a full-time basis. Please revise your disclosure to explain the percentage of time each officer is expected to devote to your business. Please also clearly disclose that your executive officers work for you pursuant to consulting agreements and the conflicts of interests your executive officers have given their employment in related companies. Please also include related risk factor disclosure.

Company Response:

The Company has revised this section in the Form 10 Amendment on page 34. The Company does not believe any of its executive officers have a conflict of interest relating to their other employment. Additionally, the consulting agreements contain restrictive covenants preventing competition and solicitation in other medical or recreational marijuana companies. Therefore, the Company respectfully submits that a risk factor is not warranted.

Commission Comment:

13.	Please provide clear disclosure regarding the business experience of each of your executive officers and directors during the past five years, including in each case their principal occupation and employment, the dates they served in those roles and the name and business of any corporation or other organization in which such occupation and employment was carried on, as required by Item 401(e)(1) of Regulation S-K.

September 5, 2018 Page 8

Company Response:

The Company has revised this section starting on page 33 in the Form 10 Amendment to include the requested information for each executive officer and director.

Commission Comment:

Compensation Discussion & Analysis

Summary Compensation Table, page 32

14.	We note your disclosure on page 33 relating to options granted to certain NEOs. Please explain why you do not believe these are option-based awards that should be included in your Summary Compensation Table. Please also include an table of outstanding equity awards at fiscal year-end or tell us why you are not required to do so. Refer to Item 402(p) of Regulation S-K.

Company Response:

The Company did not report option-based awards in the Summary Compensation Table on page 40 as the table refers to the most recently completed financial years for 2016 and 2017. No options were granted during these periods. All options granted in the Company occurred in the current fiscal year ended July 31, 2018. In addition, the Company has disclosed below the Summary Compensation Table the number of options that have been granted on November 24, 2017 to directors and officers and the fair value of such options.

Commission Comment:

Item 7. Certain Relationships and Related Transactions and Director Independence, page 34

15.	We note your disclosure is qualified to transactions that has or will materially affect you. Please revise to provide in this section all disclosure required pursuant to Item 404 of Regulation S-K with respect to any transactions in which the amount exceeded the lesser of $120,000 or 1% of the average of your total assets at year end for the last two completed fiscal years. Please refer to Item 404(d) of Regulation S-K.

Company Response:

The Company has revised its disclosure in this section starting on page 41 in the Form 10 Amendment to include the required disclosure about related party transactions pursuant to Item 404 of Regulation S-K for the last two completed fiscal years.

Commission Comment:

Item 10. Recent Sales of Unregistered Securities

September 5, 2018 Page 9

Results of Operations for the three month periods ended January 31, 2018 and 2017, page 18

16.	Please disclose all securities sold by you within the past three years that were not registered under the Securities Act. Your current disclosure only lists transactions prior to July 31, 2017. Please include all information required by Item 701 of Regulation S-K, including the name of the person or the class of person to whom the securities were sold. Please also reconcile your disclosure with the disclosure of recent financings on page 21 and in the notes to the financial statements.

Company Response:

The Company has revised this section starting on page 45 in the Form 10 Amendment in accordance with the Commission Comment.

Commission Comment:

Financial Statements, 41

17.	Please update your financial statements to comply with Rule 8-08 of Regulation S-X and provide corresponding updated disclosures throughout your filing.

Company Response:

The Company updated its financial statements to include the April 30, 2018 consolidated interim financial statements to comply with rule 8-08 of Regulation S-X and has provided corresponding updated disclosures throughout the Form 10 Amendment.

Commission Comment:

Interim Balance Sheet, page 43

18.	Please revise to present Amounts receivable separately from Prepaids .

Company Response:

The Company has prepared the April 30, 2018 consolidated interim financial statements to present Amounts Receivable separately from Prepaids, which financial statements are included with the filing of the Form 10 Amendment.

19.	Please disclose your accounting policy for your Amounts Receivable. Revise to explain how you account for your allowance for doubtful accounts. Refer to ASC 310-10-50.

Company Response:

The Company has prepared the April 30, 2018 consolidated interim financial statements with additional notes under Note 3 to address the Company’s policy regarding Amounts Receivable and how it accounts for allowance for doubtful accounts, which financial statements are included with the filing of the Form 10 Amendment.

September 5, 2018 Page 10

20.	You disclose that the Deposit of $250,000 is recorded as non-current asset that is a non refundable deposit made to Pepper Lane North LLC to secure a lease. Elsewhere in the filing, you also disclose that Pepper Lance North LLC is expected to be terminated. Please address the following:

•	Revise your MD&A and footnotes to clearly disclose the accounting implications of the termination of this joint venture.
•	Explain to us whether the non-refundable deposit will be refunded to your company and why this deposit is classified as a non-current asset.

Company Response:

1.	The Company has revised its MD&A on page 26 to disclose the accounting implications of the termination of the arrangement upon which Pepper Lane North LLC was formed, which is that the deposit is considered recoverable from the surveyors and/or their insurer, which is recorded as a non-current asset on the balance sheet, and that the additional claim to recover out of pocket damages over and above the deposit amount is considered a contingent asset and is not recorded on the financial statements of the Company as at April 30, 2018 in accordance with ASC 450-30.

2.	The $250,000 deposit relates to the Pepper Lane North LLC non-refundable deposit paid by the Company towards the purchase of the building adjacent to the Company’s existing facility. Subsequent to making the deposit, the Company was advised that the State of Nevada would not accept the facility to be used for the business purposes presented by PLN. The Company discovered that the surveyors report, which the Company relied upon to advance the $250,000 deposit contained omissions and errors. PLN has filed a claim against the surveyors insurance company to recover the $250,000 deposit. While the Company believes it has a strong case to recover this deposit, the Company believes the timing of any judgment would most likely exceed 12 months and has conservatively recorded the deposit as a long-term asset.

21.	Please separately present your allowances for doubtful accounts on the face of your balance sheets. Refer to Rule 5-02.4 of Regulation S-X.

Company Response:

The Company has prepared the April 30, 2018 consolidated interim financial statements to present the Company’s allowances for doubtful accounts on the face of its balance sheets, which financial statements are included with the filing of the Form 10 Amendment.

Commission Comment:

September 5, 2018 Page 11

Consolidated Interim Statements of Operations, page 44

22.	Please disclose your accounting policy for foreign currency. Refer to ASC 830

Company Response:

The Company has prepared the April 30, 2018 consolidated interim financial statements to include in Note 3 the Company’s policy regarding foreign currency, which financial statements are included with the filing of the Form 10 Amendment.

23.	Since you began recording sales revenue during the period ended January 31, 2018, your prior annual footnotes did not have revenue recognition policies. Accordingly, please revise your interim financial statements to disclose the terms of your sales arrangements and your revenue recognition policy. Please disclose your recognition policy for product returns. Refer to ASC 605 and SAB Topic 13.

Company Response:

The Company has prepared the April 30, 2018 consolidated interim financial statements to include in Note 3 how the Company addresses product returns with respect to revenue recognition, which financial statements are included with the filing of the Form 10 Amendment.

Commission Comment:

2. Recent Accounting Pronouncements, page 48

24.	Please refer to SAB Topic 11.M, and disclose any expected impacts on your future financial statements of your adoption of ASC 606, Revenue from Contracts with Customers.

Company Response:

The Company has prepared the April 30, 2018 consolidated interim financial statements to include in Note 2 the Company’s expected impacts on future financial statements of our adoption of ASC 606, Revenue from Contracts with Customers, which financial statements are included with the filing of the Form 10 Amendment.

Commission Comment:

4. Inventory, page 49

25.	Please disclose the basis of your starting inventories, and provide the other required disclosure if applicable under the guidance of ASC 330-10-50.

September 5, 2018 Page 12

Company Response:

The Company has prepared the April 30, 2018 consolidated interim financial statements to include in Note 3 the Company’s inventory policies, and in Note 5 as to how starting inventory was measured, which financial statements are included with the filing of the Form 10 Amendment.

Commission Comment:

5. Property and Equipment, page 50

26. Please revise to disclose a general description of the method or methods used in computing depreciation with respect to major classes of depreciable assets and depreciation expense for the period. Refer to ASC 360-10-50-1.

Company Response:

The Company has prepared the April 30, 2018 consolidated interim financial statements to include in Note 3 the Company’s policies regarding depreciation of Property and Equipment, which financial statements are included with the filing of the Form 10 Amendment.

Commission Comment:

9. Segmented Information, page 54

27.	You disclose that you operate in a single segment. However, you discuss the past business line of Deploy related to the Fleet Data Management and Weigh System on pages 6-7. You disclose on page 7 that you anticipate selling that patent in the foreseeable future and do not anticipate allocating any current or future resources to your prior business. Please address the following:

•	Tell us how you determined that you operated as a single segment for the periods presented. Specifically explain how you considered the guidance of ASC 280.
•	Tell us how you considered whether the Fleet Data Management and Weigh System met the criteria for discontinued operations under ASC 205-20.

Company Response:

While the Company has stated that it anticipates selling its patent and that the Company does not anticipate allocating any current or future resources to its prior business, the Company has yet to make a definitive determination in that regard. The Fleet Data Management and Weigh System is a product previously developed and patented by the Company and one of its applications is designed to weigh plant products which are subject to weight changes due to temperature and humidity and requires weighing prior to shipping. While the Company has focussed its attention and resources to progressing its cannabis operations, the Company is still assessing whether or not its patented product may prove to be economically viable for its cannabis operations in the future. However, the Company does not want the public to have a perception that the ‘Weigh System’ will provide economic benefits to the Company without a more in depth analysis of its application. Other than a nominal annual maintenance fee for the patent, the Company has not incurred any material expenditures, nor derived any revenues in the current fiscal periods as it has been concentrating on developing its cannabis operations.

September 5, 2018 Page 13

Until such time as a final determination is made regarding the Fleet Data Management and Weigh System and whether or not it has a viable economic application to the cannabis sector, the Company’s position is the following:

1)	the Company does not consider the ‘Fleet Data Management and Weigh System’ as a separate operating/reporting segment due to immateriality of current operations. The Company will not dispose of the asset until such review of the system has been performed by the Company and a determination has been made whether or not to sell such asset; and

2)	The Fleet Data Management and Weigh System is not considered a separate operating/reporting segment due to the fact that disclosing as a separate operating/reporting segment does not provide useful information to it readers of the Company’s financial statements.

The ‘Fleet Data Management and Weigh System’, while not currently a focus for the Company and its resources, is still undergoing review for its applications relating to the potential applicable uses in the cannabis industry. While the Company has made statements that it anticipates selling the asset in the near future and does not anticipate using current resources to expand this business, a final determination has still not been made in this regard. At this time, the Company’s position is that the ‘Fleet Data Management and Weigh System’ is not currently discontinued operations according to ASC 205-20.

Commission Comment:

11. Business Acquisition, page 55

28.	Revise to disclose how you are accounting for your Brand and licenses intangible assets, identifying the amortization period used.

Company Response:

The Company has prepared the April 30, 2018 consolidated interim financial statements to include in Note 3 the Company’s policies regarding intangibles, including Brands and Licenses, and includes a discussion on amortization, which financial statements are included with the filing of the Form 10 Amendment.

29.	You disclose that Dep Nevada, Inc., a wholly–owned subsidiary, closed the acquisition of Nevada Medical Group, LLC in November, 2017. Please revise to include pro forma financial information required under the guidance of Rule 8-05 of Regulation S-X.

September 5, 2018 Page 14

Company Response:

The Company has prepared the Pro Form condense income statements for the year ended July 31, 2017 and the nine months ended April 30, 2018 and notes to the pro forma condensed income statements required under the guidance of Rule 8-05 of Regulation S-X, which pro forma condensed income statements are included with the filing of the Form 10 Amendment.

30.	You disclose that you had a concurrent financing consisted of the Subscription Receipts, at an issue price of CAD$0.66 per Subscription Receipt, with each Subscription Receipt being automatically converted, at no additional cost to the subscriber, upon the completion of the acquisition of Nevada Medical Group, LLC for one common share and one share purchase warrant. Please explain to us how you accounted for this transaction, citing applicable U.S. GAAP. Revise to disclose how you accounted for the transaction.

Company Response:

The Company has prepared the April 30, 2018 consolidated interim financial statements to include in Note 12 how the Company accounted for this transaction, which financial statements are included with the filing of the Form 10 Amendment.

Subscription receipts – the relevant US GAAP reference would be ASC 815-40-25-4 (part a.1 applies):

Unless the economic substance indicates otherwise:

a.	Contracts shall be initially classified as either assets or liabilities in both of the following situations:

1.	Contracts that require net cash settlement (including a requirement to net cash settle the contract if an event occurs and if that event is outside the control of the entity)
2.	Contracts that give the counterparty a choice of net cash settlement or settlement in shares

b.	Contracts shall be initially classified as equity in both of the following situations:

1.	Contracts that require physical settlement or net share settlement
2.	Contracts that give the entity a choice of net cash settlement or settlement in its own shares, assuming that all the criteria in paragraphs 815-40-25-7 through 815-40-55-2 through 55-6 have been met.

The subscription receipts would be contingently payable in cash to the subscribers in the event that the transaction with Nevada medical Group LLC (the “Transaction”) did not take place. The Transaction would be considered outside the control of the company, so the subscription receipts would be accounted for as a liability. On initial receipt, the subscriptions were classified as a liability. During the same period, the Transaction closed and the shares were issued; therefore the subscriptions were reclassified from liability to equity on conversion to shares.

September 5, 2018 Page 15

Commission Comment:

Report of Independent Registered Public Accounting Firm, page 60

31. In this regard, it appears that the Notes to the Financial Statements for the fiscal year ended July 31, 2016 were omitted. Please refer to Rule 1-02(a)(4) of Regulation S-X and include complete audited financial statements for the fiscal year ended July 31, 2016 that are compliant with Article 8 of Regulation S-X.

Company Response:

The July 31, 2017 audited financial statements have been amended to include the report from the Company’s prior auditor that opines on the financial statements for the fiscal year ended July 31, 2016, which financial statements are included with the filing of the Form 10 Amendment.

32.	The first paragraph Dale Matheson Carr-Hilton Labonte LLP’s report indicates that the financial statements of the Company at July 31, 2016 and for the year then ended were audited by other auditors whose report was dated November 28, 2016. However, the other auditors’ report is not included in the filing. Please amend to include a report from your other auditor that opines on the financial statements for the fiscal year ended July 31, 2016 in accordance with Rules 2-02 and 2-05 of Regulation S-X.

Company Response:

The July 31, 2017 audited financial statements have been amended to include the report from the Company’s prior auditor that opines on the financial statements for the fiscal year ended July 31, 2016, which financial statements are included with the filing of the Form 10 Amendment.

33.	Please provide a revised Report of Independent Registered Public Accounting Firm that reads “We have audited the accompanying balance sheet of Body and Mind Inc. (formerly Deploy Technologies Inc.) as of July 31, 2017 and the related statements of operations, changes in stockholders’ equity (deficit) and cash flows for the year then ended…” to be consistent with the title of the financial statement on page 63.

Company Response:

The Report of Independent Registered Public Accounting Firm for the July 31, 2017 audited financial statements has been revised, which financial statements are included with the filing of the Form 10 Amendment.

Commission Comment:

September 5, 2018 Page 16

Loan Payable, page 70

34.	You disclose that various loans payable to certain related parties, executive officers, or directors were forgiven. You state that these extinguishments were accounted for as gains. Please address the following regarding these transactions:

•	Tell us the extent to which the related parties, executive officers, and directors were also shareholders.
•	Tell us the circumstances that led to the extinguishments of these loans payable.
•	For these extinguishments, tell us how you considered the guidance of ASC 470-50-40-2, which indicates that "extinguishment transactions between related parties may be in essence capital transactions."

Company Response:

In fiscal years ended July 31, 2016 and July 31, 2017 the Company recorded gains on settlement of liabilities of $651,053 and $62,054 respectively. The balances were owing to former officers, former directors and third party vendors of the Company. Some of the officers and directors were also shareholders of the Company at the applicable time.

The reason the related parties and vendors settled their debts was primarily as a result of the Company’s current inability to raise additional funds with significant payables listed on the accounts of the Company. For the Company to raise additional funds and progress the Company, the Company would need to settle a significant portion of these liabilities.

A significant portion of the settled liabilities related to accrued consulting fees and all parties were treated with similar terms. The settlement involved no consideration for the liabilities settled and no shares were issued regarding these transactions. The Company’s argument to support that these write-downs were not capital transactions are as follows:

1)	The debts owing to related parties were mostly accumulated consulting fees, which had previously been recognized as expenses; therefore it is reasonable to recognize a gain or loss in the Profit &Loss statement for the forgiveness of these debts; and
2)	The debts extinguished involved third parties along with related parties and all parties received identical terms (no consideration for forgiveness of the debt); therefore this would not be a capital transaction with a related party.

Commission Comment:

Income Taxes, page 72

35.	Please revise to address the following:

•	Revise to more clearly label your deferred tax allowance in the table here.
•	Revise your interim financial statements to provide the appropriate disclosures pursuant to ASC 740-270-50.
•	Revise your interim and annual tax footnotes to provide a rollforward of your deferred tax allowance.

September 5, 2018 Page 17

Company Response:

The Company has prepared the April 30, 2018 consolidated interim financial statements to include in Note 15 the appropriate disclosure pursuant to ASC 740-270-50, which financial statements are included with the filing of the Form 10 Amendment.

The Company has revised the July 31, 2017 audited financial statements in accordance with the Commission Comments and provided a roll-forward of the Company’s deferred tax allowance, which financial statements are included with the filing of the Form 10 Amendment.

On behalf of the Company we sincerely hope and trust that each of the foregoing are clear and satisfactory in this matter and truly responsive to the Commission’s Comment Letter, which the Company has found helpful; however, should the Commission have any further comments or questions arising from any of the same please do not hesitate to contact the writer at (604) 893-7638 at any time.

On behalf of the Company we thank the Commission for its prompt attention to and ongoing cooperation in this matter, and we remain,

Yours truly,

	By:	/s/ Michael Shannon
Michael T. Shannon

MTS/md